Exhibit 99.1

QUARTZ MOUNTAIN RESOURCES LTD.
15th Floor, 1040 West Georgia Street
Vancouver, B.C. V6E 4H1
Telephone No. (604) 684-6365 Fax No. (604) 681-8092

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General and Special Meeting (the “Meeting”) of Shareholders of Quartz Mountain Resources Ltd. (the “Company”) will be held at 15th Floor, 1040 West Georgia Street, Vancouver, B.C., on February 24, 2014, at 2:00 p.m., local time, for the following purposes:

1.	To receive the audited financial statements of the Company for its fiscal period ended July 31, 2013, the report of the auditor thereon and the related management discussion and analysis.

2.	To elect directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

4.

To consider, and if thought advisable, to approve an ordinary resolution authorizing an alteration of the Company’s Articles to include “advance notice” provisions to establish certain requirements described in the accompanying Information Circular for the valid nomination for election as a director of the Company of any person who is proposed to be nominated other than by the Board of the Company; and

5.	To approve the continuation of the Company’s share option plan.

An Information Circular and form of proxy accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The above meeting matters are deemed to include consideration of any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not aware of any other matters which are expected to come before the Meeting.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.

Unregistered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, January 22, 2014.

BY ORDER OF THE BOARD

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and Chief Executive Officer